SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 18, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

FIDO'S LATEST ADDITION BEGS THE QUESTION: IS IT A PHONE OR A FASHION STATEMENT?
Sony Ericsson Z200 blends high-tech mobility and individual style for the young and young at heart

Montreal, March 18, 2004 - Fido today announced the launch of a North American exclusive: the stylish Sony Ericsson Z200 flip phone, a fashion-focused addition to the Fido® handset portfolio. With today's youth market making buying decisions based as much on fashion as function, the Z200 combines both these elements in an affordable, appealing package.

"The youth market demands handsets that are customizable in how they look, sound and perform - at a price that's affordable," said Rene Bousquet, Vice-President, Marketing, Microcell Solutions Inc. "The Z200 delivers all of that. Not only can you express your individuality by choosing from polyphonic ring tones that sound like they're being played by a 40-piece band, you can also create your own ring tone with the Music Composer. In addition, colour covers are available to match your mood and style, every day of the week."

The Sony Ericsson Z200 has a popular flip configuration and large high-resolution colour screen for displaying the user-friendly menu and selection of onboard and downloadable wallpapers and screensavers. There is also a round external porthole that displays information on incoming calls, battery level and the current time, all without the phone being open. A handy strap holder makes it easy to attach the handset to a belt loop, purse or backpack.

"One of the great features of this world phone is the retro clock display on the handset's exterior," continued Mr. Bousquet. "With fewer people wearing watches these days, this device becomes a unique phone, fashion accessory and timepiece, all in one. The Z200 has proved incredibly popular in the fashion-conscious Italian market, and we look forward to seeing a similar response in Canada."

The Sony Ericsson Z200 is available as of March 18, 2004 at all Fido corporate and retail partner locations across Canada. It is priced at $100 with the Fido Agreement.

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca